UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Exact name of registrant as specified in its charter)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Mercurity Fintech Holding Inc. Adopts a 2025 Equity Incentive Plan

Mercurity Fintech Holding Inc. (“MFH” or the “Company”) has adopted a 2025 Equity Incentive Plan (the “2025 Plan”), as approved and authorized by the board of directors of the Company, effective on March 28, 2025. Under the 2025 Plan, the maximum aggregate number of shares of the Company available for grant of awards is 6,300,000 ordinary shares. The 2025 Plan will expire on the tenth anniversary of the effective date.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Mercurity Fintech Holding Inc. 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: April 9, 2025